February 24, 2015

VIA EDGAR

Re:     Spirit Airlines, Inc.
Application for Withdrawal of Registration Statement on Form S-3
File No. 333-202242

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Spirit Airlines, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-202242), originally filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2015 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. Specifically, the Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Company subsequently plans to promptly file a substantively identical registration statement under the appropriate code. No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

Very truly yours,

Spirit Airlines, Inc.
/s/ Thomas Canfield
By: Thomas Canfield
Title: Senior Vice President, General Counsel & Secretary